                                                                    EXHIBIT 23.1




The Board of Directors
Mercury General Corporation

We consent to incorporation by reference in the registration statement (No. 333-62228) on Form S-3 of Mercury General Corporation and the registration statement (No. 333-01583) on Form S-8 of Mercury General Corporation of our reports dated February 1, 2002, relating to the consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001, and all related schedules, which report appears in the December 31, 2001, annual report on Form 10-K of Mercury General Corporation.

/s/ KPMG LLP

Los Angeles, California
March 25, 2002